Samuel E. Whitley
Partner, Corporate and Securities Law
(Direct) 281.206.0433
swhitley@whitley–llp.com

January 19, 2021

Attn.: Mr. Ronald Alper

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re: The Emancipation Fund Initiative LLC

Offering Statement on Form 1-A

File No. 024-11399

Gentlemen:

Our Firm represents The Emancipation Fund Initiative LLC (the “Company”) with respect to its Offering Statement on Form 1-A (the “Offering Statement”) filed with the Securities and Exchange Commission (the “Commission”).

The Company hereby requests qualification of the Offering Statement, effective 10:00 a.m. Eastern Standard Time on January 21, 2020, or as soon thereafter as practicable.

We request that we be notified of the qualification of the Offering Statement by telephone call to Samuel E. Whitley at (281) 206 – 0433.

Thank you.

Very truly yours,

Whitley LLP Attorneys at Law

By: /s/ Samuel E. Whitley________________

Samuel E. Whitley

Partner, Corporate and Securities Law